EXHIBIT 99.1

Brookfield Corporation Reports Strong First Quarter Results

Record $150 billion of Deployable Capital Today

Distributable Earnings of $4.9 billion and Net Income of $5.2 billion for the Last Twelve Months

BROOKFIELD, NEWS, May 09, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended March 31, 2024.

Nick Goodman, President of Brookfield Corporation, said, “We delivered strong financial results in the first quarter, and we expect the positive momentum across our Asset Management, Wealth Solutions and Operating Businesses to drive continued strength over the course of 2024. We repurchased over $700 million of shares so far this year and continue to allocate capital to share buybacks, enhancing the value of each remaining share.”

He continued, “In addition, in May we advanced two strategic initiatives with the closing of the acquisition of American Equity Life and the announcement of a major renewables deal with Microsoft. Today, we have a record $150 billion of deployable capital available and, as always, remain focused on compounding wealth over the long term for our shareholders.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 10% per share over the last twelve months (“LTM”), after adjusting for the special distribution of 25% of our asset management business in December 2022.

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income[1]	$519	$424	$5,200	$2,659
Distributable earnings before realizations[2,3]	1,001	945	4,279	4,312
- Adjusted for the special distribution[2,3,4]	1,001	945	4,279	3,946
- Per Brookfield share[2,3,4]	0.63	0.59	2.70	2.46
Distributable earnings[2,3]	1,216	1,157	4,865	5,204
- Per Brookfield share[2,3]	0.77	0.72	3.07	3.25

See endnotes on page 8.

Net income was $519 million in the first quarter and $5.2 billion for the last twelve months. Distributable earnings before realizations were $1.0 billion for the quarter and $4.3 billion for the last twelve months.

Asset management benefited from positive fundraising momentum and successful capital deployment across our latest flagship funds and complementary strategies.

Wealth solutions delivered a significant increase in earnings from strong investment performance and continued growth in the business.

Operating businesses generated stable cash flows, supported by the resilient earnings across our renewable power and transition, infrastructure and private equity businesses, as well as 5% growth in same-store net operating income (“NOI”) from our core real estate portfolio.

During the quarter and over the LTM, earnings from realizations were $215 million and $586 million, respectively, with total DE for the quarter and the LTM of $1.2 billion and $4.9 billion, respectively.

Regular Dividend Declaration

The Board declared a quarterly dividend for Brookfield Corporation of $0.08 per share, payable on June 28, 2024 to shareholders of record as at the close of business on June 13, 2024. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

Operating Highlights

Distributable earnings before realizations were $1.0 billion ($0.63/share) for the quarter and $4.3 billion ($2.70/share) over the last twelve months, representing an increase of 10% per share over the prior year.5 Total distributable earnings were $1.2 billion ($0.77/share) for the quarter and $4.9 billion ($3.07/share) for the last twelve months.

Asset Management:

  DE was $621 million ($0.39/share) in the quarter and $2.5 billion ($1.58/share) over the LTM.
  We continue to see high demand for our private fund strategies. To date, we raised $10 billion for our second global transition fund strategy, over $8 billion for our fifth opportunistic real estate fund strategy, and $9 billion for opportunistic credit. Fee-bearing capital was $459 billion as of March 31, 2024, an increase of $27 billion or 6% over the LTM, with fee-related earnings in line with the prior year quarter.
  We announced the acquisition of a majority stake in Castlelake, a premier asset-backed lender focused on aviation, specialty and real asset finance, broadening our presence in asset-backed lending.

Wealth Solutions:

  Distributable operating earnings were $273 million ($0.17/share) in the quarter and $868 million ($0.55/share) over the LTM.
  We originated $1.6 billion of annuity sales in the quarter, and our average investment portfolio yield on our insurance assets was 5.7%, approximately 2% higher than the average cost of capital.
  With the close of American Equity Life (“AEL”) in May, our assets are now over $100 billion and annualized earnings are approximately $1.4 billion, and as we rotate the investment portfolio, we expect annualized earnings to grow to approximately $2 billion in the next 18 to 24 months.
  Through our combined wealth solutions platforms, we remain on track to reach over $1.5 billion of monthly retail capital inflows in the near-to-medium term.

Operating Businesses:

  DE was $337 million ($0.21/share) in the quarter and $1.5 billion ($0.95/share) over the LTM.
  Cash distributions are supported by the resilient and high-quality earnings across our renewable power and transition, infrastructure and private equity businesses. Our core real estate portfolio delivered same-store NOI growth of 5% over the LTM.
  In our real estate business, we signed over 7 million square feet of office and retail leases during the quarter, with positive leasing spreads of 14% in office and 15% in retail.
  Following the quarter, our renewable power and transition business signed a landmark agreement with Microsoft to deliver over 10.5 gigawatts of new renewable energy capacity through the development of projects in the U.S. and Europe to support Microsoft’s data center growth.

Earnings from the monetization of mature assets were $215 million ($0.14/share) for the quarter and $586 million ($0.37/share) for the LTM.

  We are advancing several monetizations across the business, including the recently announced sale of a 49% stake in a premier office asset in Dubai and a significant pipeline of renewable asset sales. We are also progressing the sales of a hotel at our premier mixed-use complex in Seoul, Korea, a fiber platform in France, and a road fuels operation in Europe. Substantially all sales were completed or are expected to be agreed at prices in line with IFRS carrying values.
  We recognized $547 million of net realized carried interest into income over the LTM. Total accumulated unrealized carried interest now stands at $10.1 billion, representing an increase of 8% over the LTM, net of carried interest realized into income.

We now have a record $150 billion of capital available to deploy into new investments.

  During the quarter, we returned $626 million to shareholders through regular dividends and share repurchases. To date this year, we repurchased over $700 million of shares.
  Today, we have a record $150 billion of deployable capital, which includes approximately $65 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and managed investments.
  Our balance sheet remains conservatively capitalized, with a weighted-average term of 13 years and modest maturities through to the end of 2025.
  We continue to have strong access to the capital markets and executed on approximately $40 billion of financings across the business over the last few months, including issuing $750 million of 30-year bonds at the Corporation to enhance our liquidity.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		March 31		December 31
		2024		2023
Assets
Cash and cash equivalents		$11,742		$11,222
Other financial assets		27,572		28,324
Accounts receivable and other		33,267		31,001
Inventory		11,287		11,412
Equity accounted investments		58,603		59,124
Investment properties		124,760		124,152
Property, plant and equipment		148,432		147,617
Intangible assets		38,339		38,994
Goodwill		34,475		34,911
Deferred income tax assets		3,378		3,338
Total Assets		$491,855		$490,095

Liabilities and Equity
Corporate borrowings		$13,784		$12,160
Accounts payable and other		57,640		59,011
Non-recourse borrowings		221,847		221,550
Subsidiary equity obligations		4,882		4,145
Deferred income tax liabilities		24,672		24,987

Equity
Non-controlling interests in net assets	$124,450		$122,465
Preferred equity	4,103		4,103
Common equity	40,477	169,030	41,674	168,242
Total Equity		169,030		168,242
Total Liabilities and Equity		$491,855		$490,095

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2024	2023
Revenues	$22,907	$23,297
Direct costs[1]	(16,571)	(17,632)
Other income and gains	240	381
Equity accounted income	686	429
Interest expense
– Corporate borrowings	(173)	(136)
– Non-recourse borrowings
Same-store	(3,793)	(3,477)
Acquisitions, net of dispositions[2]	(68)	—
Upfinancings[2]	(94)	—
Corporate costs	(17)	(14)
Fair value changes	158	38
Depreciation and amortization	(2,475)	(2,188)
Income tax	(281)	(274)
Net income	$519	$424

Net income attributable to:
Brookfield shareholders	$102	$120
Non-controlling interests	417	304
	$519	$424

Net income per share
Diluted	$0.04	$0.05
Basic	0.04	0.05
  Direct costs disclosed above exclude depreciation and amortization expense.
  Interest expense from acquisitions, net of dispositions, and upfinancings completed over the twelve months ended March 31, 2024.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Asset management	$621	$667	$2,508	$2,885

Wealth solutions	273	145	868	520

BEP	107	105	419	405
BIP	84	80	323	305
BBU	9	9	36	36
BPG	166	140	759	800
Other	(29)	(35)	(37)	(52)
Operating businesses	337	299	1,500	1,494

Corporate costs and other	(230)	(166)	(597)	(587)
Distributable earnings before realizations[1]	1,001	945	4,279	4,312
Realized carried interest, net	183	206	547	633
Disposition gains from principal investments	32	6	39	259
Distributable earnings[1]	$1,216	$1,157	$4,865	$5,204

1.        Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income	$519	$424	$5,200	$2,659
Financial statement components not included in DE:
Equity accounted fair value changes and other items	629	804	2,727	2,418
Fair value changes and other	(9)	(38)	1,981	2,719
Depreciation and amortization	2,475	2,188	9,362	8,060
Disposition gains in net income	(35)	(44)	(6,071)	(2,061)
Deferred income taxes	(44)	(92)	(849)	(326)
Non-controlling interests in the above items[1]	(2,525)	(2,274)	(8,192)	(8,569)
Less: realized carried interest, net	(183)	(206)	(547)	(633)
Working capital, net	174	183	668	45
Distributable earnings before realizations[2]	1,001	945	4,279	4,312
Realized carried interest, net[3]	183	206	547	633
Disposition gains from principal investments	32	6	39	259
Distributable earnings[2]	$1,216	$1,157	$4,865	$5,204
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting DE attributable to non-controlling interests, we are able to remove the portion of DE earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2024	2023	2024	2023
Net income	$519	$424	$5,200	$2,659
Non-controlling interests	(417)	(304)	(4,088)	(1,842)
Net income attributable to shareholders	102	120	1,112	817
Preferred share dividends[1]	(42)	(41)	(167)	(154)
Net income available to common shareholders	60	79	945	663
Dilutive impact of exchangeable shares of affiliate	—	—	7	—
Net income available to common shareholders including dilutive impact of exchangeable shares	$60	$79	$952	$663

Weighted average shares	1,518.8	1,571.4	1,545.4	1,568.7
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2] and exchangeable shares of affiliate	24.8	15.8	39.5	23.5
Shares and share equivalents	1,543.6	1,587.2	1,584.9	1,592.2

Diluted earnings per share[3]	$0.04	$0.05	$0.60	$0.42
  Excludes dividends paid on perpetual subordinated notes of $3 million (2023 – $3 million) and $10 million (2023 – $10 million) for the three and twelve months ended March 31, 2024, which are recognized within net income.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three and twelve months ended March 31, 2024, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended March 31, 2024, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2024 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register.vevent.com/register/BI004b533cfc974dc2b6b521b32900f76d. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/m49bqp6n. For those unable to participate in the Conference Call, the telephone replay will be archived and available until May 9, 2025. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/m49bqp6n.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from principal investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find these measures of value to them.

We make reference to Net Operating Income (“NOI”), which refers to the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes

1. Consolidated basis – includes amounts attributable to non-controlling interests.
2. Excludes amounts attributable to non-controlling interests.
3. See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8.
4. Distributable earnings before realizations, including per share amounts, for the twelve months ended March 31, 2023 were adjusted for the special distribution of 25% of our asset management business on December 9, 2022.
5. The increase per share over the prior year is calculated after adjusting for the special distribution of 25% of our asset management business in December 2022.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the Castlelake acquisition, including its expected impact on our business, the anticipated allocation and deployment of our capital, our fundraising targets, and our target growth objectives.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.